Management’s Discussion and Analysis

For the six months ended June 30, 2013

Dated: August 8, 2013

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2013 and 2012

Introduction

This Management’s Discussion and Analysis (“MD&A”) of Quaterra Resources Inc. (“Quaterra” or the “Company”) has been prepared by management in accordance with the requirements under National Instrument 51-102 as of August 8, 2013, and provides comparative analysis of Quaterra’s financial results for the six months ended June 30, 2013 and 2012.

The following information should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2012 and the condensed consolidated interim financial statements for the six months ended June 30, 2013, together with the related notes thereto. The Company reports its financial position, financial performance and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts contained herein are in Canadian dollars, unless otherwise indicated.

Quaterra is a Canadian-based, junior exploration company focused on copper exploration, discovery and development within the Yerington District in Nevada. It maintains a pipeline of gold, silver and copper projects in the United States and Mexico for future growth or monetization.

The Company’s shares are listed on the TSX Venture Exchange (“TSXV”) under the symbol “QTA” and NYSE MKT under the symbol “QMM”. Additional information related to Quaterra is available on the Company’s website at www.quaterra.com, on SEDAR at www.sedar.com or the United States Securities and Exchange Commission (“SEC”) www.sec.gov.

The Company is subject to a number of risks and uncertainties due to the nature of its business and present stage of explorations. There have been no changes in the Company’s risks and uncertainties during the six months ended June 30, 2013 from those described in the 2012 annual MD&A and 2012 Form 20-F of the Company.

Certain forward-looking statements are discussed in the MD&A with respect to the Company’s activities and future financial results. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results for the current periods presented are not necessarily indicative of the results that may be expected for any future period. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, as they are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

Mr. Eugene Spiering, Vice President Exploration of the Company is the qualified person responsible for the preparation of the technical information included in this MD&A.

Corporate Strategy

The Company is focusing its efforts on its 100% owned Yerington District copper assets. Other pipeline gold, silver and copper projects in the United States and Mexico are viewed for future growth or monetization.

If the Company fails to maintain or obtain sufficient funding, the Company may have to delay or cancel further exploration of Quaterra’s properties and could lose some of or all of its interest in the properties.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2013 and 2012

On August 6, 2013, the Company announced management and director changes in an effort to ensure its long-term sustainability:

  Mr. Thomas Patton, previously the President and CEO of the Company has been appointed the Chairman of the Board and will continue to focus on shareholder relations, provide continued advice on strategic matters and use his geological expertise to support the Company’s exploration efforts.

  Mr. Steve Dischler, previously the Vice President and General Manager of Yerington, has been appointed President and CEO of the Company and a Director. Steve will continue to be responsible for Yerington and will assume leadership responsibility for corporate strategy, operations and administrative functions.

  Dr. Michael Berry has joined the Board as an independent Director. Dr. Berry brings an impressive track record of project finance in the junior mining sector.

  Mr. Lawrence Page, Q.C. has resigned as a director to accommodate the appointment of Dr. Berry.

Update on Mineral Properties

MacArthur Property, Nevada

The MacArthur property contains a secondary enriched, acid soluble, copper deposit located 70 miles southeast of Reno, Nevada. Exploration drilling began in April 2007 and as of August, 2013, a total of 204,700 feet of drilling in 401 holes had been completed. The drilling program has delineated a widespread blanket of acid soluble copper oxide and chalcocite mineralization above primary copper mineralization that may represent the fringes of a major porphyry copper system.

Tetra Tech Inc. updated their National Instrument (“NI”) 43-101 compliant independent resource estimate for the MacArthur preliminary economic assessment (“MacArthur PEA”) in early 2012. A summary of this estimate is shown below:

Oxide and Chalcocite Material:

Cut-off Grade	Tons	Average Grade	Contained Copper
(%TCu)	(x1000)	(%TCu)	(lbs x 1000)
Measured and Indicated Copper Resources
0.12	159,094	0.212	675,513
0.20	65,421	0.286	374,601
0.25	29,859	0.364	217,075
Inferred Copper Resources
0.12	243,417	0.201	979,510
0.20	82,610	0.293	483,929
0.25	43,695	0.356	311,108

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2013 and 2012

Primary Material:

Cut-off Grade	Tons	Average Grade	Contained Copper
(%TCu)	(x1000)	(%TCu)	(lbs x 1000)
Measured and Indicated Copper Resources
0.15	1,098	0.292	6,408
0.20	670	0.369	4,938
0.25	507	0.416	4,216
Inferred Copper Resources
0.15	134,900	0.283	764,074
0.20	89,350	0.341	609,188
0.25	53,060	0.423	449,312

Based on the updated resource estimate, M3 Engineering & Technology Corp. (“M3”) of Tucson, Arizona completed the MacArthur PEA on May 23, 2012. The study concluded that the project has potential for development as a large-scale copper oxide heap leach operation that would provide long-term cash flows for a relatively modest capital outlay. The MacArthur PEA set out the following key project parameters:

  An open pit mine based on an acid soluble measured and indicated copper resource model of 159 million tons at 0.212% copper and an inferred resource of 243 million tons at 0.201% copper.
  Recovery of 747 million pounds of copper over the 18-year mine life at an average mining rate of 15 million tons per year with a waste to ore stripping ratio averaging 0.90.
  Initial capital expenditure of US$232.7 million.
  Average life-of-mine operating costs of US$1.89 per pound.
  An after tax net present value (“NPV”) of US$201.6 million at an 8% discount rate and a base case copper price according to SEC guidelines of US$3.48 per pound. (The project breaks even at a copper price of $2.56 per pound until the capital is paid off in 3.1 years. Thereafter, the breakeven is US$2.23 per pound.)
  An after tax internal rate of return (“IRR”) of 24.2% with a 3.1-year pay back.

Mine operating costs were provided by Independent Mining Consultants Inc. (“IMC”) of Tucson, Arizona, based on an average 41,000 ton per day mine plan.

A solution extraction/electrowinning (SX/EW) plant is proposed to recover the oxide copper. Capital cost estimate was based on recent M3 in-house information of similar SX/EW facilities. Additional upfront capital costs were included for mining equipment and infrastructure improvements (power, water, roads) needed at the site. The project financials were enhanced by including in the above cash flows a sulfuric acid plant at the site compared to purchasing and transporting acid to the site.

The copper recovery and acid consumption for the financial analysis were determined by Tetra Tech, after review of the metallurgical test data from 32 recent column tests performed by Metcon Research of Tucson, Arizona, (“Metcon”) and historical operating data from previous operations at the site.

The Qualified Person for the technical report’s updated MacArthur resource estimate is Dr. Rex Clair Bryan with Tetra Tech. The Qualified Person for the MacArthur PEA is Mr. Rex Henderson with M3. The Qualified Person for the mining portion of the report is Herb Welhener of IMC. The Qualified Person for the metallurgical portion of the report is Dr. Richard Jolk of Tetra Tech.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2013 and 2012

The results of the MacArthur PEA are being used to determine what additional drilling will be required to bring the project to a prefeasibility status and to evaluate the potential to integrate the MacArthur resource into a larger operation that includes the Yerington property resource. A detailed review and refinement of the MacArthur geologic and grade model is incorporating the results of additional sampling in the MacArthur pit and being supplemented by production blast hole information recently gathered from Arimetco mining records. Locations for additional metallurgical test holes are being evaluated from the results of detail core logging based on alteration style and intensity data.. This alteration data will be incorporated into the final grade model to assist the economic evaluation of the deposit.

Some of the options being considered to add additional value to the project include:

  Processing the Yerington property site oxide residuals as part of a District-wide oxide project.
  Additional drilling particularly at the north end of the MacArthur site to investigate integrating both deeper acid-soluble and primary sulfide copper into an expanded MacArthur mine plan.
  Pit studies to raise grades, lower the strip ratio and optimize production rates.

Acquisition costs incurred to June 30, 2013 were $3,231,457 and exploration expenditures were $19,276,936 for a total of $22,508,393. Acquisition costs incurred to December 31, 2012 were $3,077,838 and exploration expenditures were $18,783,675 for a total of $21,861,513.

Yerington Property, Nevada

The Yerington property includes the Yerington and Bear copper deposits. Anaconda mined the Yerington deposit from 1952 – 1977. Copper mineralization occurs as primary sulfides below the Yerington pit and in the Bear deposit. Acid soluble copper oxides and chalcocite are also present around the existing pit margins. Quaterra completed a 42 hole drill program (21,856 feet) at the Yerington Pit in the latter half of 2011. Historical data from 558 Anaconda holes were incorporated with the drilling results to support a NI 43-101 compliant resource estimate and technical report by Tetra Tech, Inc. in February 2012.

A summary of the resource estimate is shown below:

Oxide and Chalcocite Material

Cutoff Grade	Tons	Average Grade	Contained Copper
(%TCu)	(x1000)	(%TCu)	(lbs x 1000)
Measured and Indicated Copper Resources
0.12	18,391	0.23	85,886
0.20	9,445	0.30	57,237
0.25	5,563	0.36	39,953
Inferred Copper Resources
0.12	24,703	0.2	97,873
0.20	8,596	0.28	47,347
0.25	4,215	0.33	28,021

Primary Material

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2013 and 2012

Cutoff		Average	Contained
Grade	Tons	Grade	Copper
(%TCu)	(x1000)	(%TCu)	(lbs x 1000)
Measured and Indicated Copper Resources
0.15	93,893	0.27	507,961
0.20	71,781	0.30	429,968
0.25	46,991	0.34	318,599
Inferred Copper Resources
0.15	123,366	0.21	529,734
0.20	63,918	0.25	322,530
0.25	26,700	0.29	157,103

The Qualified Person for the Yerington property resource estimate and the technical report is Rex Clair Bryan, Ph.D., Sr. Geostatistician for Tetra Tech.

The Yerington property has potential for significant additional resources. Historic and current drilling data indicate that limits to copper mineralization at the Yerington Mine have not yet been established, either horizontally or vertically. Additional exploration and in-fill drilling is being planned to expand and upgrade the copper resources in the pit area to below the 3,000 feet level where only four historic holes have actually explored the deep vertical projection of mineralization.

As part of a voluntary agreement with the U.S. Environmental Protection Agency (EPA), SPS is participating in upgrades to which manage fluids from the historic leach operations performed by Arimetco at the Yerington mine site. In exchange, the Company has obtained a site-wide 'Covenant Not to Sue' for the contamination left at the site by former owners and operators of the historic mine operations. The ‘Covenant Not to Sue' strengthens SPS's 'Bona Fide Prospective Purchaser Defense' against liability resulting from the contamination at the site prior to SPS's purchase. It is understood that the private funding of the project will preclude the need for the EPA to list the site on the National Priorities List (often referred to as the Superfund). SPS sees this as a positive step toward our goal of developing the Yerington mine site as well as other assets in the Yerington District.

SPS co-funded the repairs to the on-site fluid management system and the relining of one of the system ponds during the first phase of the fluid management project which was completed in December 2012. Phase 2 of the work covered under the Agreement required SPS to complete a study of the entire fluid management system to determine what additional modifications are necessary to ensure that the system is capable of handling the fluids from the former mine operations for a period of five years. That Study has now been completed and EPA has made a decision to build an additional storage pond on the site to collect drain down fluids from the historic heap leach operations. As part of the Agreement, SPS had the option to continue its participation in funding the work. SPS has declined to participate in direct funding at this time. In lieu of direct funding, SPS is evaluating the technical and economic viability of recovering copper from these fluids through the use of cement copper technology as a long term solution to the fluid management system. This decision will be made by December 31, 2013.

Bear Deposit - The Yerington property also includes the Bear copper deposit, a very large porphyry system that has been partially delineated by historical drilling, but the deposit remains unconstrained by drilling.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2013 and 2012

Part of the Bear deposit also underlies private property to the North and East of the Yerington Mine Site. The Bear deposit was discovered and partially delineated by Anaconda in the 1960s and by Phelps Dodge in the 1960’s and 1970’s. Although it does not contain NI 43-101 compliant resources at this time, historical drilling has indicated a large area of copper mineralization that will require systematic drilling and evaluation. Exploration is planned in 2013 to potentially expand and upgrade the historic Bear resource into a 43-101 compliant resource once financing is secured.

Quaterra entered into agreements with three private land owners to explore the Bear deposit on three parcels that cover 913.91 acres north and east of the Yerington Mine Site in March and April 2013. Under the terms of the agreements, the Quaterra has exclusive rights to explore these parcels with an option to purchase. The agreements also give the Company an exclusive option to purchase surface water rights and supplemental storage water. When added to the primary ground water rights owned at the Yerington Mine site, a total of 8,628 acre-ft/year of water storage are now controlled by the Company’s operations in the Yerington district.

Acquisition costs incurred to June 30, 2013 were $3,303,717 and exploration expenditures were $6,983,806 for a total of $10,287,523. Acquisition costs incurred to December 31, 2012 were $3,193,862 and exploration expenditures were $6,521,961 for a total of $9,715,823

Herbert Gold Project, Alaska

The Herbert Gold project is an early stage, partially drill-tested, high-grade, gold mineralized mesothermal quartz vein system in the historic Juneau Gold Belt of southeast Alaska. The project consists of 105 unpatented lode claims located 30 km north of Juneau and 42 kilometers south of Coeur Alaska's new Kensington gold mine. The property covers six parallel vein structures exposed at the toe of a retreating glacier.

Mineralization consists of mesothermal quartz-carbonate-gold-base metal veins similar to those in other historic mines in the district. Four principal veins have been identified, which from south to north include the Floyd, Deep Trench, Main, and Goat veins. Minor veins include the North, Ridge and Lake veins. The principal veins strike N80E and dip steeply to the north. The cumulative strike length of all mapped veins at present is over 3,700 meters.

Quaterra and Grande Portage have formed a 35% - 65% joint venture for the further exploration and development of the property with each party bearing its proportionate share of costs. Grande Portage is the operator of the Herbert gold project.

The joint venture has completed a total of 16,654 meters of drilling in 108 holes and sampled 20 meters in four trenches to investigate the Herbert Gold Property since drilling began on the project in August 2010. The 2012 drilling campaign was designed to upgrade the previously identified inferred resources to indicated resources and to test extensions of mineralization in the Main and Deep Trench veins as well as new targets in the Goat and Ridge veins.

The results of the 2012 drilling program together with data from 1,607 meters drilled in 19 holes from a previous operator in 1986 and 1988 were included in the database used by D.G. DuPre & Associates for an NI 43-101-compliant resource estimate released in February 2013. Results are summarized as follows:

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2013 and 2012

Mineral Resource Estimate (February 2013)

Cut-off		Average	Contained
Grade		Grade	Gold
(g/t Au)	Tonnes	(g/t Au)	(Ounces)

Total Indicated Gold Resources
1.0	1,645,500	4.14	219,000
2.0	821,100	6.91	182,400
3.0	532,400	9.34	159,800
Total Inferred Gold Resources
1.0	585,400	1.85	34,900
2.0	51,600	7.73	12,800
3.0	38,600	9.55	11,900

Surface mapping, trenching and diamond drilling on the project demonstrate the continuity of mineralization and enabled the construction of three dimensional models for the estimation of grade distribution. The analysis of the resource blocks in the Main Vein and Deep Trench Vein revealed that many of the blocks are within 60 meters of composites, and form cohesive, well defined domains that are classified as Indicated Mineral Resources and the balance as Inferred Mineral Resources. The location, geometry and grade distribution, make a 2 g/t cut-off reasonable to report the resource.

D.R. Webb P. Geol. is the Qualified Person responsible for the reserve and resource calculations while D.G. Dupre P. Geo. is the Qualified Person responsible for all other aspects of the Technical Report.

The Herbert Gold Technical Report concludes that gold mineralization on the property has potential to develop economically recoverable resources. The Report recommends a study of the relative costs of continuing the definition of resources by surface drilling and commencing an underground sampling program to demonstrate continuity at depth, establish initial mining parameters, and commence base line studies.

Grande Portage and Quaterra may elect to continue work on the Herbert Gold Project when additional funding is available.

Acquisition costs incurred to June 30, 2013 were $136,492 and exploration expenditures were $1,543,382 for a total of $1,679,874. Acquisition costs incurred to December 31, 2012 were $136,492 and exploration expenditures were $1,512,046 for a total of $1,648,538.

Arizona Strip Property, Arizona

Quaterra’s Arizona Strip property totals approximately 38 square miles with more than 200 VTEM geophysical anomalies. The Company’s land position covers much of the future production potential of the northern district of the Arizona Strip. Quaterra’s assets on federal lands include 3 mineralized breccia pipes; one (A-20) which could be among the larger identified in the district, 4 drill-defined pipe structures that remain untested in the favorable horizon for uranium mineralization, and 5 possible structures that have been defined by shallow drilling or have collapse structures clearly visible at the surface.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2013 and 2012

On January 9, 2012, the U.S. Department of the Interior (“DOI”) announced a Public Land Order to withdraw approximately one million acres of Federal land for a twenty year period. The stated effect of the order is to withdraw the acreage from new mining claims and sites under the 1872 Mining Law, subject to valid existing rights and does not prohibit previously approved uranium mining, or development of new projects that could be approved on claims and sites with valid existing rights. The withdrawal order affects all 1,000 of Quaterra’s unpatented claims on Federal lands but does not affect future exploration or development on the Company’s 1,880 acres of State leases within the district.

On April 18, 2012, Quaterra, together with co-Plaintiff the Board of Supervisors, Mohave County, Arizona, (Arizona Coalition) filed a lawsuit in the United States District Court for the State of Arizona naming as Defendants the United States Department of the Interior and the Bureau of Land Management.

The basis of the lawsuit is that the United States Government, through the Secretary of the Interior and the Bureau of Land Management, did not adhere to mandated statutory procedures when it issued a decision to close more than one million acres of Federal land to all mining in Northern Arizona. Specifically, the suit alleges that the facts and science demonstrated that mining would not harm the Grand Canyon watershed and that the withdrawal of Federal lands regardless of this evidence was arbitrary and capricious; the decision arbitrarily withdraws over one million acres to address subjective sensibilities which enjoy no legal protection; the Secretary did not comply with the procedural requirements of the National Environmental Policy Act; and, the Secretary did not address scientific controversies and failed to coordinate with Local Governments in making his decision.

The remedy sought is a judicial declaration that the withdrawal Order is unlawful and setting it aside together with issuance of a permanent injunction enjoining the Defendants from implementing any aspects of the Withdrawal. A decision finding that the Secretary failed to follow the criteria and procedures for a withdrawal and setting the withdrawal aside would restore the public lands to the status quo and allow Quaterra to proceed to develop the mineral deposits that it has lawfully claimed and worked.

Pursuant to an order of the United States District Court for the State of Arizona dated July 19, 2012, the case filed by Quaterra Alaska against Secretary Salazar was assigned to be heard by Judge Campbell of this Court. Similar cases filed by Gregory Yount, National Mining Association and Northwest Mining Association against Secretary Salazar have also been assigned to Judge Campbell. In August, the cases were consolidated for trial. The DOI filed a motion to dismiss the Plaintiff’s claim in September and the motion was heard in October of 2012. On January 8, 2013, the court denied the government’s effort to dismiss the Plaintiff’s case, except for the NEPA claims and also denied the government’s motion to dismiss the Arizona Coalition on the NEPA claims. The district court held that the Coalition had standing to pursue its NEPA claims against BLM.

On April 22, 2013, subsequent to conduct of a case management conference, the Court issued an Order setting mandatory dates for completion of Discovery. Delivery of legal pleadings in any motions for summary judgment is set to be completed by April 2014.

On state land unaffected by the federal withdrawal, Quaterra has mineral exploration permits over a total of 1,880 acres. It includes 6 separate blocks that control 13 breccia pipe targets including 11 high and moderate priority VTEM anomalies. Nine targets have State approved permits for drilling. Pending the outcome of the litigation, and in an effort to reduce its Uranium property holding costs, Quaterra is evaluating its Uranium land holdings for possible consolidation.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2013 and 2012

Since the commencement of the withdrawal process, the Company has not expended significant amounts on the Arizona uranium claims pending the withdrawal decision and has suspended plans to continue to develop uranium claims on Federal land while the issues are resolved politically or judicially.

The uranium in this district represents significant potential domestic supply of energy and many jobs at a time when both are critical to the needs of the U.S.

Acquisition costs incurred to June 30, 2013 were $4,973,506 and exploration expenditures were $7,948,011 for a total of $12,921,517. Acquisition costs incurred to December 31, 2012 were $4,962,589 and exploration expenditures were $7,867,075 for a total of $12,829,664.

Nieves Property, Mexico

The Nieves Silver project is a low sulfidation epithermal silver deposit hosted in three east-northeast trending, steeply south dipping vein systems with alteration and mineralization bearing strong similarities to the world class Fresnillo silver deposit. The property consists of 18 concessions covering 12,064 hectares in the Rio Grande Municipality of the Zacatecas Mining District in central Mexico. Quaterra and 50% joint-venture partner Blackberry Ventures 1, LLC, (“Blackberry”) jointly own the project.

Caracle Creek International Consulting Inc. of Toronto, Canada completed a NI43-101 resource estimate in June 2012. A summary of the NI43-101 within the Concordia and San Gregorio vein systems using a reporting cut-off grade of 15 g/t Ag is shown below:

Vein	Zone	Classification	Tonnes (t)	Ag (g/t)	Au (g/t)	Ag (oz)	Au (oz)
Concordia	La Quinta	Indicated	33,038,000	50.1	0.04	53,216,700	42,500
Concordia	La Quinta	Inferred	39,258,000	32.0	0.02	40,390,300	25,200
San Gregorio	North	Inferred	18,769,000	27.0	0.08	16,292,800	48,300

Based on this resource estimate, M3 Engineering & Technology Corp. (“M3”) of Tucson, Arizona completed a PEA for the Nieves project (“Nieves PEA”) October 31, 2012. The study used a database including the analytical results of 54,388 meters of drilling in 185 holes to conclude that the project has potential for development as an open pit silver mine that would produce 55.5 million ounces of silver over 10-year mine life.

The Nieves PEA set out the following key project parameters:

  An open pit mine centered on the Concordia vein that contains a total of 35.4 million tonnes of mineable ore. The pit includes 28.3 million tonnes of higher grade material averaging 65 g/t silver and 0.045 g/t gold (at a cutoff of 30.5 g/t silver); and 7.1 million tonnes of lower grade material averaging 24 g/t (at a cutoff of 21.3 g/t silver). The open pit mine plan was developed based on an indicated resource of 33.0 million tonnes at 50.1g/t silver and an inferred resource of 39.3 million tonnes at 32.0 g/t silver, using a cutoff of 15 g/t..

  Recovery of 55.5 million ounces of silver and 41,000 ounces of gold over the 10-year mine life at an average mining rate of 3.5 million tonnes per year. Silver recoveries of 86% were based on testwork completed to date.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2013 and 2012

  Initial capital expenditure of US$231.6 million with a sustaining capital cost of $64.1 million. Capital costs are considered accurate to +/- 35%.
  Average life-of-mine operating costs of $14.98 per ounce of payable silver.
  An after tax net present value (NPV) of $77.1 million at an 8% discount rate and a base case silver price of $27 per ounce and a before tax NPV of $142.32 million. At a silver price of $32.40 the after tax NPV is $204 million. The project breaks even at a silver price of about $21.37 per ounce (about $15.25 after payback).
  An after tax internal rate of return (IRR) of 15.7% with a 4.4-year pay back and a before tax IRR of 21.9% with a 3.4-year pay back.

The mine plan for the Nieves project is an open pit that straddles the Concordia vein and includes three pit phases. A 35.4 -million tonne mineralized zone would be mined at a rate of 10,000 tonnes per day resulting in a ten year mine life and at a 5.4:1 (waste to ore) strip ratio. The pit includes 28.3 million tonnes of higher grade material averaging 65 g/t silver and 0.045 g/t gold (at a cutoff of 30.5 g/t silver); and 7.1 million tonnes of lower grade material averaging 24 g/t silver (at a cutoff of 21.3 g/t silver). The San Gregorio zone was not included in the mine plan but may become viable with additional drilling.

The financial analysis is based on a silver price of $27 per ounce and a gold price of $1,300 per ounce, rounded numbers which are both less than the SEC-recommended three-year historical price through the end of August. The analysis includes deductions for all royalty payments and a contingency of 20%. No credits are assumed for lead or zinc. Sensitivities were run for the price of silver, operating cost and initial capital cost.

The Qualified Person for the updated Nieves project resource estimate in this release is Jason Baker, P. Eng., of Caracle Creek International Consulting Inc. (CCIC) of Toronto, Canada. Zsuzsanna Magyarosi Ph.D., P.Geo., also of CCIC, is the Qualified Person responsible for the QA/QC evaluation. Doris M. Fox M.Sc., P. Geo., also of CCIC, is the Qualified Person responsible for the site visit and sampling procedures. The Qualified Person for the preliminary economic assessment is Joshua Snider P.E. with M3 Engineering & Technology Corp., Tucson, Arizona. The Qualified Person for the mining portion of the Nieves PEA is Jeffery Choquette P.E. of Butte, Montana, and for metallurgy Thomas L. Drielick P.E. M3 Engineering & Technology Corp., Tucson, Arizona.

The Nieves PEA emphasizes that additional exploration and drilling could both expand the current pit and upgrade the San Gregorio inferred resource which was not included in this study. The San Gregorio inferred resource includes 16.3 million ounces of silver and 48,300 ounces of gold using a cutoff of 15 grams. Vein systems to the north and south of the pit also have potential for additional resources.

Quaterra and Blackberry are currently considering whether to sell all or part of the asset or continue exploration to increase the size of the currently defined resource and evaluate the new Orion vein discovery.

Since inception to June 30, 2013, the Company had incurred $1,686,702 (December 31, 2012 - $1,623,310) for acquisition costs and $4,753,140 (December 31, 2012 - $4,692,483) for exploration expenditures giving a total of $6,439,842 (December 31, 2012 - $6,315,793) for its 50% interest in Nieves.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2013 and 2012

Other Mexico Properties, Goldcorp IFA

Quaterra announced on June 13, 2013 the completion of an Amended Agreement with Goldcorp which amends certain terms of the Investment Framework Agreement (IFA) dated January 29, 2010, the terms of which were outlined in the Company’s news release dated February 10, 2010.

The Amended Agreement extends the expiration for designation of Advanced Properties to January 2016 from January 2014 and also modifies certain earn-in requirements after a property has been selected as an Advanced Property: 1) lowers spending requirement to earn a 2% NSR royalty to $1 million over first three years (from $2 million over two years); 2) lowers the minimum annual expenditure requirement after three years to $250,000 thousand from $1 million; 3) allows Goldcorp to pool expenditures from other projects to one project to meet the earn-in requirement described above.

Goldcorp can earn a 70% interest in any Advanced Property by completing a feasibility study (increased from 65%). At the time a production decision is made, the Company may either participate at 30% or ask Goldcorp to underwrite loan guarantees in return for an additional 6% interest in the property. Goldcorp has committed up to $1 million for 2013 exploration on properties in central Mexico that fall under the IFA. Detailed exploration plans are currently under discussion and will be announced when available.

Mineral Property Expenditures

During the six months ended June 30, 2013, the Company incurred mineral property costs of $2,207,658. A summary of all mineral property expenditures by property can be found in Note 6 of the condensed consolidated interim financial statements for the six months ended June 30, 2013, a summary of which is presented in the following table:

	December	Additions		Change during	June
All Mineral Properties	31, 2012	Q1	Q2	the period	30, 2013
Summary by Expenditures
Total acquisition	$17,521,671	$491,514	$198,572	$690,086	$18,211,757
Total exploration	52,643,890	883,206	634,366	1,517,572	54,161,462
Total	$70,165,561	$1,374,720	$832,938	$2,207,658	$72,373,219

	December	Additions		Change during	June
All Mineral Properties	31, 2012	Q1	Q2	the period	30, 2013
Nieves, net of recovery	$6,315,793	$99,763	$24,286	$124,049	$6,439,842
Other properties in Mexico, net of recovery	15,021,713	311,645	225,729	537,374	15,559,087
MacArthur copper	21,861,513	404,351	242,529	646,880	22,508,393
Yerington copper	9,715,823	360,558	211,142	571,700	10,287,523
Herbert Gold	1,648,538	19,868	11,468	31,336	1,679,874
Uranium properties	12,829,664	50,891	40,962	91,853	12,921,517
Other properties, US	2,772,517	127,644	76,822	204,466	2,976,983
Total	$70,165,561	$1,374,720	$832,938	$2,207,658	$72,373,219

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2013 and 2012

Review of Financial Results

For the six months ended June 30, 2013 (“2013”), the Company reported a net loss of $621,235 compared to a net loss of $2,718,491 for the same period in 2012 (“2012”), the differences are mainly due to the $728,192 unrealized non cash fair value gain on derivative liability in 2013 and the value of share-based payments recorded in 2012. To preserve cash, the Company has reduced its general administration and corporate activities, and focused on supporting its exploration and development activities in its Nevada copper assets. A comparison of general administrative expenses for 2013 and 2012 is provided in the table below.

General Administrative Expenses

General administrative expenses include overheads associated with administering the Company’s regulatory requirements and supporting the exploration activities.

	Six months ended June 30,		Increase
	2013	2012	(decrease)
General and administrative expense
Administration and general office (a)	$382,337	$342,073	$40,264
Consulting (b)	133,435	205,208	(71,773)
Depreciation	38,990	52,319	(13,329)
Directors' fees (c)	174	62,283	(62,109)
Investor relations and communications	26,036	117,329	(91,293)
Personnel costs (d)	366,881	593,739	(226,858)
Professional fees (e)	277,508	239,932	37,576
Share-based payments (f)	-	988,469	(988,469)
Transfer agent and regulatory fees	85,247	90,006	(4,759)
Travel and promotion	32,392	4,769	27,623
	$(1,343,000)	$(2,696,127)	$(1,353,127)

An analysis of the significant changes is outlined below:

a)	Administration and general office increased by $40,264 from $342,073 in 2012 to $382,337 in 2013 reflecting the new rates in the Manex service agreement renewed effective July 2012.
b)

Consulting decreased by $71,773 from $205,208 in 2012 to $133,435 in 2013 due to the termination of the financial advisory service agreement on April 15, 2012 as well as a renegotiated community communication service in August 2012.

c)

Directors’ fees have been suspended since January 1, 2013. The board agreed in May 2013 to forego fee accruals until further notice, thus the fees for the first quarter ended March 31, 2013 has been reversed.

d)	Personnel costs reduced by $226,858 from $593,739 in 2012 to $366,881 in 2013 due to the voluntarily salary deduction from the management.
e)	Professional fees increased by $37,576 from $239,932 in 2012 to $277,508 in 2013 reflecting the increased legal fees for the Arizona Uranium law suit starting early 2012.
f)	In 2012, the Company granted 3,295,000 stock options at a weighted average exercise price of $0.45 for five years. No options were granted in 2013.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2013 and 2012

Other Items

	Six months ended June 30,		Increase
	2013	2012	(decrease)
Exploration partner administration income	$12,405 $	32,252	$(19,847)
Foreign exchange gain (loss) (b)	950	(97,683)	98,633
Fair value gain on derivative liability (c)	728,193	-	728,193
General exploration costs (recovery) (d)	3,276	(22,357)	25,633
Unrealized loss on marketable securities	(7,166)	(9,667)	2,501
Write-off of equipment	-	19,567	(19,567)
Interest income (expenses) (e)	(15,891)	45,855	(61,746)

a)

Exploration partner administration income: The Company charges a 10% administration fee on its Nieves joint venture partner’s shared exploration costs and 5% fee on expenditures on its central Mexico properties under the Goldcorp IFA agreement.

b)

Foreign exchange: The Company recognized a foreign exchange loss of $97,683 in 2012 compared to $950 gain in 2013 due to the fluctuation of the Canadian dollar against the US dollar. Volatility in the foreign exchange rate could continue to result in significant foreign exchange gains or losses. The Company does not hedge its exposure to changes in the value of the Canadian dollar.

c)

Fair value gain on derivative liability: due to the decline in the Company’s share price, the fair value of the derivative liability was reduced significantly after it was first recorded on December 28, 2012. As a result, $728,193 unrealized fair value gain was recognized in 2013.

d)

General exploration costs: These costs represent expenditures to undertake and support exploration activities on the Company’s properties, including costs incurred prior to the Company obtaining the rights to the mineral properties. In addition, if the expenditures are deemed not to be specifically related to individual properties or not recoverable, they are expensed as incurred.

e)

Interest income (expenses): interest earned varies based on the timing, type and amount of equity placements and resultant fluctuations in cash. The interest expense in 2013 was related to the US$700,000 unsecured loan from the Company’s former President and CEO.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2013 and 2012

Quarterly Information Trends

The following unaudited quarterly information is derived from the Company’s condensed consolidated interim financial statements:

	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012
Administration and general office	$(563,683)	$(779,317)	$(907,848)	$(889,383)
Exploration partner administration income	2,429	9,976	25,410	33,185
Foreign exchange gain (loss)	(13,788)	14,738	39,479	(108,710)
General exploration recovery (costs)	1,620	1,656	(138,021)	(22,474)
Fair value gain on derivative liability	237,567	490,626	-	-
Interest income (expenses)	(15,503)	(390)	(158)	12,288
Unrealized loss on marketable securities	(3,833)	(3,333)	(66,533)	-
Share-based payments	-	-	(37,038)	(21,010)
Write-off of taxes receivable	-	-	(895,769)	-
Net loss	(355,191)	(266,044)	(1,980,478)	(155,007)
Basic loss per share	$-	$-	$(0.01)	$-

	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011
Administration and general office	$(787,529)	$(920,129)	$(1,188,387)	$(912,468)
Exploration partner administration income	9,679	22,573	18,358	77,073
Foreign exchange gain (loss)	(19,770)	(77,913)	(149,196)	192,862
General exploration costs	(12,657)	(9,700)	(201,479)	(159,568)
Interest income (expenses)	26,955	18,900	118,057	47,012
Share-based payments	(915,609)	(72,860)	(265,675)	(2,341,617)
Write-off of equipment	19,569	-	-
Net income (loss)	$(1,679,362)	$(1,039,129)	$(1,668,322)	$(3,096,706)
Basic income (loss) per share	$(0.01)	$(0.01)	$(0.01)	$(0.02)

The Company’s results have been largely driven by the level of its exploration activities and recoveries from exploration partners. The Company has had no revenue from mining operations since its inception. Major variations in costs are summarized below:

  General exploration expenditures can vary widely from quarter to quarter depending on the stages and priorities of the exploration program.
  The Company receives management fees on the Blackberry joint venture and other Mexico properties under the Goldcorp IFA agreement, the amount of which varies dependent on the level of project expenditures incurred.
  Foreign exchange gains and losses arise because the Company conducts certain of its activities and holds financial assets in the US and Mexico in US dollars and Mexican Pesos, but reports its financial results in Canadian dollars.
  Share-based payments can vary widely from quarter to quarter based on the timing, amount and tenure of stock option awards.
  Interest earned and financing costs vary based on the timing, type and amount of debt and equity placements and resultant fluctuations in cash.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2013 and 2012

Related Party Information and Commitment

Manex Resource Group (“Manex”), a private company controlled by a director of the Company, provides, furnished office space, selected administration, accounting, and corporate secretarial services to the Company. These services were provided in the normal course of operations for consideration established and accepted by the Company and Manex, which management believes was reasonable. In February 2012, the Company renewed the service agreement for five years commencing July 2012 at a current monthly commitment of $12,250 for its head office premises.

The Company is party to an agreement dated March 27, 2006, subsequently amended, with Atherton Enterprises Ltd. to retain the services of Mr. Scott Hean as Chief Financial Officer for $175,000 per annum. Since March 1, 2013 and on a temporary basis, Atherton voluntarily has forfeited 75% of the contracted amount with no accrual recorded.

As of August 8, 2013 the Chairman of the Board and the former President and CEO of the Company has advanced a total of US$800,000 (the “loans”) to the Company for operating expenditures. The loans are unsecured and are repayable within six months at an annual interest rate of 10% other than the US$100,000 loan made on July 4, 2013 which is due on September 28, 2013. The President has reduced his cash remuneration to $1 per year since December 2012 with no accrual.

The Company has leases for its Vancouver head office and US offices. As of June 30, 2013, the Company had following commitments related to its office premises:

	Less than	1 - 3	4 - 5	After 5
Total	1 year	years	years	years
$ 660,462	$ 194,962	$ 294,000	$ 171,500	$ -

Financial Condition, Liquidity and Capital Resources

As at August 8, 2013, the Company has cash of $970,000. The Company is looking for alternative ways to raise funds including equity financing or the sale and/or the optioning of its mineral property interests via joint venture agreements with third parties to provide working capital and to finance its mineral property acquisition and exploration activities. The Company is also taking steps to minimize costs including reduction in management remuneration. Since the Company does not generate any revenue from operations, its long-term profitability will be directly related to the success of its mineral property acquisition, divestment and exploration activities.

During the six months ended June 30, 2013, the Company used cash in operating activities of $1,150,177 (2012 - $1,835,095) and had $1,938,264 (2012 - $7,908,611) in mineral property acquisition and exploration costs. As of August 8, 2013, the Company had received US$800,000 in short-term loans from its CEO and US$722,672 as a reimbursement of shared exploration costs incurred in the 2nd half of 2012 and the first quarter of 2013 from Blackberry.

On July 29, 2013, the Company also received US$1,000,000 from Freeport-McMoran Mineral Properties Inc. (“Freeport”) as an acquisition bonus arising out of the Butte Valley property sale announced on October 4, 2012 which was contingent on Freeport acquiring certain other mineral properties.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2013 and 2012

The ability of the Company to continue its exploration programs is dependent on the continuing success of its programs and on generating sufficient additional funding to support those exploration programs.

Outstanding Shares, Stock Options and Share Purchase Warrants

As at August 8, 2013, 162,990,836 common shares were issued and outstanding, 6,541,571 warrants were outstanding at an exercise price of US$0.53, 12,880,000 stock options were outstanding and 12,705,000 exercisable at weighted average exercise prices of $0.98 and $0.99 respectively.

Off Balance Sheet Arrangements

None

Disclosure Controls and Internal Control over Financial Reporting

Management has evaluated the effectiveness of the Company’s disclosure controls and procedures and has concluded based on its evaluation that they are effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Internal control over financial reporting has been designed, based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management, under the supervision of the CEO and CFO, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework designed as described above and based on this evaluation, the CEO and CFO have concluded that internal control over financial reporting was effective as of June 30, 2013 and there have been no significant changes to internal control over financial reporting in the period ended June 30, 2013.

Because of inherent limitations, internal control over financial reporting and disclosure controls can provide only reasonable assurances and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future years are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Audit Committee of the Company has reviewed this MD&A, and the condensed consolidated interim financial statements for the six months ended June 30, 2013, and the Board of Directors approved these documents prior to their release.

Changes in Accounting Policies

The Company has adopted new accounting standards effective January 1, 2013; please refer to note 3 in the condensed consolidated interim financial statements for the six months ended June 30, 2013. The Company has evaluated the new standards and concluded that there is no significant impact on the Company’s financial statements as of June 30, 2013.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2013 and 2012

Financial Instruments

The Company’s activities expose it to a variety of risks arising from financial instruments. Please refer to Note 15 in the annual consolidated financial statements for the year ended December 31, 2012 for detailed discussions.

The Company’s marketable securities as at June 30, 2013 were carried at fair value. During the six months ended June 30, 2013, the Company reported an unrealized loss of $7,166 from mark-to-market adjustments on the marketable securities and unrealized fair value gain of $728,193 from the derivative liability both in net loss.

Forward-Looking Statements

This MD&A contains “forward-looking statements”. Statements that are not historical fact and that relate to predictions, expectations, beliefs plans, projections, objectives, assumptions, future events, or future performance may be forward-looking statements. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, “plan” or similar words.

You are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are subject to inherent risks and uncertainties which could cause actual events or results – such as, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects – to differ from those reflected in a forward-looking statement. These risks and uncertainties include without limitation: the Company’s ability to finance the continued exploration of mineral properties; the Company’s history of losses and expectation of future losses; the Company’s ability to obtain adequate financing for planned exploration activities; uncertainty of production at the Company’s mineral exploration properties; the lack of Proven Mineral Reserves or Probable Mineral Reserves; changes in resource estimates resulting from updated testing and technical reports; the impact of governmental regulations, including environmental regulations; and commodity price fluctuations. This list is not exhaustive of the factors that may affect the Company’s forward-looking statements. Further information regarding these and other factors, are included in this MD&A under the “Risk and Uncertainties” heading and in the Company’s filings with securities regulatory authorities.

The forward-looking statements contained in this MD&A are based on the beliefs, expectations, and opinions of management on the date the statements are made. The Company undertakes no obligation to update any forward-looking statement should circumstances or estimates or opinions change, except in accordance with applicable securities laws.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2013 and 2012

For ease of reference, the following information is provided:

	June 30, 2013	December 31, 2012

Rate at end of period	1.0518	0.9949
Average rate	1.0161	0.9994
High	1.0518	1.0418
Low	0.9838	0.9710

www.bankofcanada.com

Conversion Table
Imperial			Metric

1 Acre	=	0.404686	Hectares
1 Foot	=	0.304800	Metres
1 Mile	=	1.609344	Kilometres
1 Ton	=	0.907185	Tonnes
1 Ounce (troy)/ton	=	34.285700	Gram s/Tonne

Precious metal units and conversion factors

ppb	- Part per billion	1	ppb	=	0.0010	ppm	=	0.000030	oz/t
ppm	- Part per million	100	ppb	=	0.1000	ppm	=	0.002920	oz/t
oz	- Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670	oz/t
oz/t	- Ounce per ton (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000	g/tonne
g	- Gram
g/tonne	- gram per metric ton	1	oz/t	=	34.2857	ppm
mg	- milligram	1	Carat	=	41.6660	mg/g
kg	- kilogram	1	ton (avdp.)	=	907.1848	kg
ug	- microgram	1	oz (troy)	=	31.1035	g

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the six months ended June 30, 2013 and 2012

Glossary of Abbreviations

Ag:	Silver
Ag gm/t:	Silver grade measured in grams per metric tonne
Converts to ounces per ton by dividing by 34.286
AMR:	Advance minimum royalty payments
Au:	Gold
Au gm/t:	Gold grade measured in grams per metric tonne
Converts to ounces per ton by dividing by 34.286
Ba:	Barium
CAD:	Canadian dollars
Co:	Cobalt
CSAMT:	Controlled source audio-frequency magneto telluric geophysical survey
Cu:	Copper
EIS:	Environmental Impact Statement
Fe:	Iron
NI 43-101:	Canadian National Instrument 43-101
gpm:	gallons per minute
gpt:	grams per tonne
g/t:	grams per tonne
IP:	Induced Polarization geophysical survey
m.y:	Million years
Ni:	Nickel
NSR:	Net smelter return royalty
Oz:	Troy ounce
oz/t or opt:	Ounces per ton.
Pb:	Lead
Pd:	Palladium
PGE:	Platinum Group Element
PGM:	Platinum group minerals
PPB:	Parts per billion
PPM:	Parts per million
Pt:	Platinum
S:	Sulphur
TD:	Total depth of a drill hole.
tpd:	Tonnes per day
TSX-V	Toronto Stock Exchange - Venture Exchange
US$:	U.S. dollars
U3O8:	Uranium oxide known as “yellow cake”.
VLF:	Very low frequency electromagnetic geophysical survey
VMS:	Volcanogenic massive sulphide